mPhase Technologies Inc.
587 Connecticut Avenue
Norwalk, CT. 06854

April 28, 2009

Ms. Angela Crane
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 3030
Washington DC 20549

Re mPhase Technologies Inc
Form 10K for the FYE ended June 30, 2008
Filed Sept 30, 2008
File # 000 30202

Dear Ms. Crane

In response to the letter of March 30, 2009 from Mr. Jay Webb, we offer the following further explanations of our accounting policies and internal controls.

ITEM 1

Form 10K for the fiscal year ended June 30, 2008

It is acknowledged that:

  The Company is responsible for the adequacy and accuracy of disclosure in the filing:

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company will not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

ITEM 2

Item 8A pg 48

INTERNAL CONTROLS

Re: Paragraph Two -  Our Chief Financial Officer and Chief Executive Officer confirm that they have concluded that our disclosure controls and procedures (as defined in rules 13a- 15e or 15d -15(e) of the Exchange Act) were effective and confirm our disclosure controls and procedures were in effect at the end of our FYE June 30, 2008. All future filings will state this matter clearly.

ITEM 3

Revenue Recognition

In addition to our previous explanations regarding revenue recognition we would point to the discussion of “General Matters” in SAB 104. Specifically the four conditions that must exist to recognize revenue:

  Persuasive evidence of an arrangement exists

  Performance and acceptance of service rendered

  Determinable price

  Collectibility reasonably assured

Considering the above and our past experience with this customer (U S Army) we believe our revenue recognition policy meets the above criteria.

During fiscal year ended June 30, 2008 we had one contract with the U S Army involving monthly payments for battery research (Phase One) in the amount of approximately $16,600 per month. The contract was for a six month term and required periodic technical reports on progress and potential. Our cost related to this revenue was primarily labor incurred. The labor was incurred ratably over the period. Cash receipts over the period were monthly and predictable. At the end of the contract, all cash had been received as expected and Phase One terminated without any open issues. We chose the straight line method of accounting here since it represented the best match of revenue and cost. Further, there were no large one-time purchases, inventory nor concentration of effort. In the aggregate such contract produced $99,600 of our $113,000 revenue for the year.

Subsequent to our FYE June 30, 2008 and beginning in August 2008, we were offered by the U S Army to participate in Phase Two of this research project. This is the only award/contract we have at this time and has a stated maximum of $375,000. In section “b” of this arrangement it states specifically that “this is a Cost plus Fixed Fee Contract”. Our cost of performing this work is estimated in the contract itself and the fixed fee on this contract is stated as $0.00. It is our position that such a (no profit) contract is necessary to establish our creditability and set the stage for additional and similar work which would involve profits. In our opinion the contract has benefits beyond its current form. Not only does this work represent an effort outside our on-going research efforts as well as the billing and collection of an account receivable but if we are successful in expanding such projects, netting such billings against cost would result in a significant understatement of our aggregate research effort. Under the circumstances and considering the alternative (netting against expense) we believe our revenue recognition policy is the best alternative in our situation.

Regarding SOP 81-1, we believe that SAB 104 takes priority. Nonetheless, if an argument can be made that 81-1 were deemed to be applicable, our reported results would match very closely the results obtained using the Percent of Completion method.  Simply, the contract has a stated cost maximum, as we incur cost within that limit, bill such cost to the U S Army and are paid accordingly, we recognize revenue. As in the past the nature of such cost is primarily labor incurred rather evenly over the period. If we do not incur cost equal to the maximum we do not recognize revenue. We further believe that our accounting represents a proper matching of cost and revenue and our disclosures are adequate and informative.

ITEM 4

LONG TERM CONVERTIBLE DEBT/ NOTES RECEIVABLE/ DEBT DISCOUNT

In addition to our previous comments we would point out that there is no specific literature covering the arrangements we have in place. We do believe, however, that theoretical justification of our accounting treatment can be found in FIN 39 which states that it is a general principle of accounting that the offsetting of assets and liabilities is improper except where a right of setoff exists.  A right of setoff exists when ALL of the following conditions are met:

  Each of two parties owe the other determinable amounts.

  The reporting party has the right to set off the amount owed with the amount owed by the other party.

  The reporting party intends to set off.

  The right of setoff is enforceable at law.

The documents; a note receivable and a convertible debenture, although related to each other have a different risk profile and terms. Each is binding upon execution. In practice over the past year, payments and conversions have been independent of each other. Our obligation to convert debt to stock is not discretionary as to timing and amount and is not under our control. No right of set off is specified in the documents nor is it the intent of the parties.

These are complicated transactions. Our choice of accounting and the extensive disclosure included is, in our opinion, the most informative and fairest presentation to the stockholder.

 ITEM 5

WARRANTS

In the past, warrants have been issued for the following reasons:

  As part of a Private Placement and investment in Common Stock. In this case, the warrants provide additional incentive to the investor to invest currently. In such instances the value of the warrants are considered part of the equity offering and as such accounted for as Paid In Capital (no income effect).

  Issued as compensation or incentive to consultants, employees and potential investors. This includes the replacement or modification of warrants that have expired or have terms that are no longer of economic value. In this instance, the new warrant is valued at fair market value at the date of issuance using the Black Scholes Method and is consistent with  SAF 123R.  Historically and consistently, we have referred to such cost as an element of “Stock Based Compensation and have disclosed such treatment in our Statement of Changes in Shareholders Equity, Cash Flow and P&L.

We do not believe that ETIF 00-19 is applicable in this situation since these warrants are not derivative securities. They are not attached to any debt instrument nor common stock. Rather they are stand alone agreements with equity holders or consultants that provide an incentive for future investment.

Please address any further comments to our Controller Paul Trupia @ 203 831 2230 or myself @ 203 831 2242. Thank you for your time in this matter

Very truly yours

/s/ Martin Smiley
Martin Smiley
EVP CFO and General Counsel